DD 4/19/13

13011535

SECU[…]ISSION

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SEC Mail Processing Section
APR 08 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amerivet Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26550 Silverado Court
(No. and Street)

Moreno Valley	CA	92555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elton Johnson, Jr. — 951-242-8090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 5/1/13

OATH OR AFFIRMATION

I, Elton Johnson, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc. , as of December 31, , 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CINDY GARCIA
COMM. #1848369
Notary Public-California
RIVERSIDE
My Commission Expires May 9, 2013

Elton Johnson Jr

Signature

PRESIDENT & CEO

Title

State of California
County of Riverside) ss

Subscribed and sworn to (or affirmed) before me on this 29 day of March, 2013 by Elton Johnson, JR. proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(seal) Signature of Notary

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amerivet Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Board of Directors
Amerivet Securities, Inc.
Moreno Valley, CA

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Amerivet Securities, Inc. as of December 31, 2012 and related statements of income, changes in shareholder's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Amerivet Securities, Inc.'s management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerivet Securities, Inc. as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Amerivet Securities, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event Amerivet Securities, Inc. cannot continue in existence.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
March 25, 2013

Amerivet Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash		$ 990
Investment		18,015
Receivable from shareholder		23,402
Total Assets		$ 42,407

Liabilities and Shareholder's Equity

Liabilities		
Accrued expenses		$ 5,851
Due to FINRA		44,359
Total Liabilities		50,210
Shareholder's Equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Paid-in capital	210,089	
Retained earnings (deficit)	(218,892)	(7,803)
Total Liabilities and Shareholder's Equity		$ 42,407

See accompanying notes to financial statements

Amerivet Securities, Inc.
Statement of Income
For the Year Ended December 31, 2012

Revenue	
Commission	$ 1,552
DVBE consulting fees	23,356
Other income	94,222
Loss on investment	(5,000)
Total Revenue	114,130
Expenses	
Officer's fees	83,538
Outside services	6,717
Professional fees	2,865
Prior year deferred taxes	10,194
Regulatory fees	2,090
All other expenses	900
Total Expenses	106,304
Income Before Income Tax Provision	7,826
Income Tax Provision	(800)
Net Income	$ 7,026

See accompanying notes to financial statements

Amerivet Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2012

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2011	1,000	$ 1,000	$ 210,089	$(225,918)	$ (14,829)
Net Income				7,026	7,026
Balance, December 31, 2012	1,000	$ 1,000	$ 210,089	$(218,892)	$ (7,803)

See accompanying notes to financial statements

Amerivet Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net Income	$ 7,026
Amortization	
Changes in operating assets and liabilities:	
Investments	(18,015)
Receivable from shareholder	1,027
Deferred tax benefit	10,194
Accrued expenses	190
Due to FINRA	-
Net cash provided (used) in operating activities	422
Cash Flows from Investing Activities:	
Investments	-
Cash Flows from Financing Activities:	
Capital contributed	-
Net decrease in cash	422
Cash at beginning of year	568
Cash at end of year	$ 990
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 1,000

See accompanying notes to financial statements

Amerivet Securities, Inc.
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Amerivet Securities, Inc. (the "Company"), was incorporated in the State of California on August 6, 1993. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The only source of income currently is from mutual fund trailers and consulting agreements with the California State Controller's Office. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company is in violation of Net Capital Required by Rule 15c3-1 and has stopped trading at the end of August 31, 2002. The principal of the firm has been out of the country for the greater parts of the past 3 years supporting the military efforts in Iraq and Afghanistan.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of mutual fund trailers and consulting agreements with the California State Controller's Office.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Going Concern

The Company has over the past years had limited income. The only source of income currently is from mutual fund trailers. The principal of the firm has been out of the country for the greater parts of 2010 to 2012 supporting the military efforts in Afghanistan and is scheduled to depart for another tour of duty in 2013. Management continues to negotiate an infusion of capital in return for an equity position.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 4 - Fair Value (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Cash	$ 990	$ -	$ -	$ 990
Investments	15		18,000	18,015
Total	$1,005	$	$18,000	$ 19,005

Note 5 – Related Party

The Company paid an affiliated company $3,500 during the year ending December 31, 2012 for services rendered.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital deficit of $(49,220) which was $54,220 below its required net capital of $5,000. The Company's net capital ratio was a negative 1.02 to 1.

Note 6 – Net Capital Requirements (continued)

In order to pay the FINRA in full as agreed to in the Repayment Agreement dated 1 September 2006, Elton Johnson, Jr., the owner and main principal of Amerivet Securities, Inc., intends to use funds he personally receives from the U.S. Army. These funds will represent money he is owed by the U.S. government for back pay and retirement. It is anticipated that this money will become available in the late summer or early fall of this year (2013). The amount that will be paid to FINRA is $44,358.78 (Note: The amount listed in the Repayment Agreement is $47,908.78. However on 14 March 2007, the NASD Dispute Resolution Midwest Region office gave Amerivet Securities, Inc., a waiver on arbitration fees in the amount of $3,550. Therefore, this amount was deducted from the $47,980.78.)

Note 7 – Income Taxes

At December 31, 2012 there was a federal NOL carry forward of approximately $174,700. The Federal and California tax can be carried forward for 20 years. Although California imposes an $800 minimum tax, this has been waived under the CA AB2671, which exempts small business owned by deployed military members.

Note 8 – Exemption from the SEC Rule 15c3-3

Amerivet Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. However, currently revenue consists of mutual fund trailers and consulting agreements with the California State Controller's Office, therefore no clearing is done through a clearing firm.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through March 25, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Amerivet Securities, Inc.
Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2012

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ (7,803)
Nonallowable assets:	
Receivable from shareholder	(23,402)
Investments	(18,015)
Net Capital	$ (49,220)
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$ 3,349
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital (Deficit)	$ (54,220)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ (54,241)
Computation of Aggregate Indebtedness	
Total liabilities	$ 50,210
Percentage of aggregate indebtedness to net capital	(1.02)

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ (23,051)
Variance :	
Decrease in accounts payable	(1,740)
Officer loan reported as allowable	(24,429)
Net Capital per Audited Report	$ (49,220)

See accompanying notes to financial statements

Amerivet Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Amerivet Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Amerivet Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Amerivet Securities, Inc.
Moreno Valley, CA

In planning and performing my audit of the financial statements of Amerivet Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, I identified deficiencies in internal control and control activities that I consider to be material weaknesses, as defined previously. The books and records are not reviewed timely causing errors in financial statements issued. Adjustments are not posted on a timely basis and transfers of money are erroneously classified as expenses when in fact they are investments, overstating expenses and/or understating investments. Management is evaluating steps to be taken in order to ensure that books and records are timely and accurate.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
March 25, 2013

A license item has been added to a company license for Amerivet Enterprises, Inc. (NMLS ID 899523). See below for further details. Further action may be required before the license item can be cleared.

- Company NMLS ID: 899523
- Company Name: Amerivet Enterprises, Inc.
- License Name: California - DRE Real Estate Corporation License Endorsement
- License Status: Approved
- License Status Date: 9/18/2012
- License Item Type: MCR-Standard-Financial Condition
- License Item Created Date: 4/1/2013

To view the license item created, enter the Composite View tab in NMLS, select View License/Registration list and select the license item hyperlink for the license.